RECEIVED

2007 JAN -3 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

07020053

20th December, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th December 2006, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement dated 20th December 2006, confirming that the Credit Suisse companies had increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th December 2006, held 26,637,536 shares, being 3.33% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

PROCESSED

JAN 08 2007

THOMSON FINANCIAL

Enc.

dw 1/4

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 06/117

Regulatory News Service

20th December, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Credit Suisse Securities (Europe) Ltd, in a letter dated and received by fax on 20th December 2006, that the Credit Suisse companies had increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th December 2006, held 26,637,536 shares, being 3.33% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231